Notice to ASX/LSE Changes to the Classification of Rio Tinto Key Management Personnel 1 January 2021 Consistent with our efforts to simplify and align activities across the Group, and to coincide with the review of our next Remuneration Policy ahead of it being submitted for shareholder approval at our 2021 AGMs, the Board has agreed a change to the classification of executives designated as Key Management Personnel (KMP) under the Australian corporations legislation. Effective 1 January 2021, all non-executive directors, the Group Chief Executive and the Chief Financial Officer, all Product Group Chief Executives, the Chief Commercial Officer and the Group Executive Strategy & Development, will remain classified as KMP. The Group Executive Human Resources, the Group Executive Group General Counsel and the Group Executive Safety Technical & Projects, will not be classified as KMP from 1 January 2021. This change has been made to align those executives classified as KMP with those classified as Persons Discharging Management Responsibilities (PDMR) under UK legislation. In addition to this change, there will be two further title changes made. Vera Kirikova, whose current title is Group Executive Human Resources, will take on the title of Chief People Officer, and Barbara Levi, whose current title is Group Executive Group General Counsel, will take on the title of Chief Legal, Governance & Ethics Officer. These changes will also be effective 1 January 2021. This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary. Steve Allen Group Company Secretary Tim Paine Joint Company Secretary Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 EXHIBIT 99.1